Kimberly-Clark de México, S.A. de C.V.

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 5th. Street NW
Washington DC 20549

02034024

SUPPL

02 MAY 15 PM 16:27

Facsimile # (202) 942 9624

Reference: ADR Issuer registered under file # -82-3308
(Ticker: KCDMY)

Ladies and Gentlemen:

Attached please find Kimberly Clark de México S.A. de C.V.'s first quarter 2002 filing to the Mexican Bols
The attached is based on being added under file 82-3308, to the list of foreign private issuers
that claim exemption pursuant to rule 12g-3(2)b under the Securities Act of 1934.

Regards,
Kimberly-Clark de México S.A. de C.V.

JORGE LARA FLORES
Director of Finance

cc.
File ADR's.
Yxa Bazán (212) 648-5576

PROCESSED
MAY 2 1 2002
THOMSON
FINANCIAL

dw 5/15

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

Quarter: 1 Year: 2002

02 MAY 15 AM 10: 27

CONSOLIDATED FINANCIAL STATEMENT
AT MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**21,999,885**	100	**21,785,447**	100
2	**CURRENT ASSETS**	**7,202,700**	**33**	**7,135,269**	**33**
3	CASH AND SHORT-TERM INVESTMENTS	2,198,104	10	2,164,161	10
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	3,506,577	16	3,471,928	16
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	239,777	1	233,934	1
6	INVENTORIES	1,258,242	6	1,265,246	6
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**14,797,185**	**67**	**14,650,178**	**67**
13	PROPERTY	4,328,128	20	4,087,270	19
14	MACHINERY AND INDUSTRIAL	22,092,101	100	21,157,794	97
15	OTHER EQUIPMENT	35,352	0	29,468	0
16	ACCUMULATED DEPRECIATION	12,336,069	56	11,863,415	54
17	CONSTRUCTION IN PROGRESS	677,673	3	1,239,061	6
18	**DEFERRED ASSETS (NET)**	**0**	**0**	**0**	**0**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**12,184,755**	100	**11,765,443**	100
21	**CURRENT LIABILITIES**	**5,496,274**	**45**	**5,651,013**	**48**
22	SUPPLIERS	1,307,519	11	1,149,979	10
23	BANK LOANS	349,993	3	654,588	6
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	444,721	4	518,138	4
26	OTHER CURRENT LIABILITIES	3,394,041	28	3,328,308	28
27	**LONG-TERM LIABILITIES**	**4,194,581**	**34**	**3,456,132**	**29**
28	BANK LOANS	4,194,581	34	3,456,132	29
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**2,493,900**	**20**	**2,658,298**	**23**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**9,815,130**	100	**10,020,004**	100
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**9,815,130**	**100**	**10,020,004**	**100**
36	**CONTRIBUTED CAPITAL**	**8,399,264**	**86**	**8,482,891**	**85**
37	PAID-IN CAPITAL STOCK (NOMINAL)	10,067	0	10,220	0
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	3,844,312	39	3,927,786	39
39	PREMIUM ON SALES OF SHARES	4,544,885	46	4,544,885	45
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**1,415,866**	**14**	**1,537,113**	**15**
42	RETAINED EARNINGS AND CAPITAL RESERVE	9,831,181	100	9,137,357	91
43	REPURCHASE FUND OF SHARES	2,742,144	28	3,140,485	31
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(11,776,066)	(120)	(11,409,576)	(114)
45	NET INCOME FOR THE YEAR	618,607	6	668,847	7

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **1** YEAR: **2002**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**2,198,104**	**100**	**2,164,161**	**100**
46	CASH	299,879	14	437,717	20
47	SHORT-TERM INVESTMENTS	1,898,225	86	1,726,444	80
18	**DEFERRED ASSETS (NET)**	**0**	**100**	**0**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**5,496,274**	**100**	**5,651,013**	**100**
52	FOREING CURRENCY LIABILITIES	1,032,510	19	793,042	14
53	MEXICAN PESOS LIABILITIES	4,463,764	81	4,857,971	86
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**3,394,041**	**100**	**3,328,308**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	3,394,041	100	3,328,308	100
27	**LONG-TERM LIABILITIES**	**4,194,581**	**100**	**3,456,132**	**100**
59	FOREING CURRENCY LIABILITIES	3,194,581	76	3,456,132	100
60	MEXICAN PESOS LIABILITIES	1,000,000	24	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**2,493,900**	**100**	**2,658,298**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	2,493,900	100	2,658,298	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(11,776,066)**	**100**	**(11,409,576)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	282,057	2	282,057	2
71	INCOME FROM NON-MONETARY POSITION ASSETS	(12,058,123)	(102)	(11,691,633)	(102)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **1** YEAR: **2002**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	1,706,426	1,484,256
73	PENSIONS FUND AND SENIORITY PREMIUMS	225,621	205,172
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	2,776	2,760
76	WORKERS (*)	5,117	5,018
77	CIRCULATION SHARES (*)	1,227,894,655	1,246,597,100
78	REPURCHASED SHARES (*)	139,713,341	121,010,896

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **1** YEAR: **2002**

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**3,671,024**	**100**	**3,924,122**	**100**
2	COST OF SALES	2,101,490	57	2,324,546	59
3	**GROSS INCOME**	**1,569,534**	**43**	**1,599,576**	**41**
4	OPERATING	486,921	13	471,595	12
5	**OPERATING INCOME**	**1,082,613**	**29**	**1,127,981**	**29**
6	TOTAL FINANCING COST	(6,785)	0	(11,513)	0
7	**INCOME AFTER FINANCING COST**	**1,089,398**	**30**	**1,139,494**	**29**
8	OTHER FINANCIAL OPERATIONS	(659)	0	(799)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**1,090,057**	**30**	**1,140,293**	**29**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	471,450	13	471,446	12
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**618,607**	**17**	**668,847**	**17**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**618,607**	**17**	**668,847**	**17**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**618,607**	**17**	**668,847**	**17**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**618,607**	**17**	**668,847**	**17**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**618,607**	**17**	**668,847**	**17**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**3,671,024**	**100**	**3,924,122**	**100**
21	DOMESTIC	3,512,892	96	3,706,122	94
22	FOREIGN	158,132	4	218,000	6
23	TRANSLATED INTO DOLLARS (***)	17,344	0	21,444	1
6	**TOTAL FINANCING COST**	**(6,785)**	**100**	**(11,513)**	**100**
24	INTEREST PAID	103,829	1,530	110,754	962
25	EXCHANGE LOSSES	20,084	296	24,236	211
26	INTEREST EARNED	18,685	275	44,536	387
27	EXCHANGE PROFITS	69,208	1,020	69,789	606
28	GAIN DUE TO MONETARY POSITION	(42,805)	(631)	(32,178)	(279)
8	**OTHER FINANCIAL OPERATIONS**	**(659)**	**100**	**(799)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(659)	(100)	(799)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**471,450**	**100**	**471,446**	**100**
32	INCOME TAX	366,684	78	359,458	76
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	104,766	22	111,988	24
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **1** YEAR: **2002**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	5,504,019	5,589,540
37	NET INCOME OF THE YEAR	1,036,046	1,054,901
38	NET SALES (**)	15,584,933	16,664,779
39	OPERATION INCOME (**)	4,907,412	5,273,176
40	NET INCOME OF MAYORITY INTEREST(**)	2,881,619	3,085,341
41	NET CONSOLIDATED INCOME (**)	2,881,619	3,085,341

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **1** YEAR: **2002**

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**618,607**	**668,847**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	267,142	246,977
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**885,749**	**915,824**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	97,176	(59,716)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**982,925**	**856,108**
6	CASH FLOW FROM EXTERNAL FINANCING	(664,985)	(144,748)
7	CASH FLOW FROM INTERNAL FINANCING	(142,865)	(353,490)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(807,850)**	**(498,238)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(212,893)**	**(329,847)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(37,818)	28,023
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	2,235,922	2,136,138
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	2,198,104	2,164,161

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**267,142**	**246,977**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	267,142	246,977
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**97,176**	**(59,716)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	119,113	131,571
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(58,673)	1,284
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	0	0
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(115,617)	(144,763)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	152,353	(47,808)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(664,985)**	**(144,748)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(664,985)	(144,748)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(142,865)**	**(353,490)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(90,154)	(282,884)
31	(-) DIVIDENS PAID	(52,711)	(70,606)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(212,893)**	**(329,847)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(212,893)	(329,847)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **1** YEAR: **2002**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	16.85	%	17.04	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	29.36	%	30.79	%
3	NET INCOME TO TOTAL ASSETS (**)	13.10	%	14.16	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	6.92	%	4.81	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.71	times	0.76	times
7	NET SALES TO FIXED ASSETS (**)	1.05	times	1.14	times
8	INVENTORIES ROTATION (**)	6.80	times	7.30	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	75	days	69	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.10	%	10.43	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	55.39	%	54.01	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.24	times	1.17	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	34.69	%	36.12	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	28.35	%	23.59	%
15	OPERATING INCOME TO INTEREST PAID	10.43	times	10.18	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.28	times	1.42	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.31	times	1.26	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.08	times	1.04	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.59	times	0.61	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	39.99	%	38.30	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	24.13	%	23.34	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	2.65	%	(1.52)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	9.47	times	7.73	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	82.32	%	29.05	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	17.68	%	70.95	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	100.00	%	100.00	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

(45)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **1** YEAR: **2002**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount			QUARTER OF PREVIOUS FINANCIAL YEAR Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	2.33		$	2.44	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	2.33		$	2.44	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	7.99		$	8.04	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		3.79	times		3.48	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		13.00	times		11.45	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

		2002
s44:	INSUFICIENCIA EN LA ACTUALIZACION DEL CAPITAL CONTABLE	$ 9,781,066
	EFECTO INICIAL DE I.S.R. DIFERIDO	1,995,000
	TOTAL	$ 11,776,066

		2001
	INSUFICIENCIA EN LA ACTUALIZACION DEL CAPITAL CONTABLE	$ 9,414,576
	EFECTO INICIAL I.S.R. DIFERIDO	1,995,000
	TOTAL	$ 11,409,576

s28:

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **1** YEAR: **2002**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 PAPER PRODUCTS TRADE CORPORATION	COMERCIALIZADORA DE PROD. EN EL EXT.	3,000,000	100.00	9,381	90,335
2 SERVICIOS EMPRESARIALES SORAN, S.A. DE C.V.	SERVICIOS DE DISTRIB. Y ALMACENAJE	200,000	100.00	200	476,621
3 PAPELES INDUSTRIALES CRISOBA, S.A. DE C.V.	RAMO PAPEL	431,679,076	100.00	2,171,844	2,836,795
4 TAXI AEREO DE MEXICO, S.A.	TRANSPORTE	105,002,055	100.00	105,002	136,520
5 PAPELES DE CALIDAD SAN RAFAEL, S.A. DE C.V.	ARRENDAMIENTO DE INMUEBLES	18,902,016	100.00	244,101	332,571
6 CRISOBA INDUSTRIAL, S.A. DE C.V.	FABCN PROD DE PAP CARTON Y PASTA CELUL	879,454,097	100.00	2,356,937	2,405,229
7 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)	OTROS	1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				**4,887,465**	**6,278,071**
ASSOCIATEDS					
1 NO APLICA		1	0.00	0	0
2 OTRAS		1	0.00	0	0
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**6,278,071**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD **KIMBER** QUARTER: **1** YEAR: **2002**

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4 **CONSOLIDATED**
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	860,122	92,119	768,003	2,990,791	1,355,687	2,403,107
MACHINERY	7,921,933	1,969,180	5,952,753	13,396,173	8,353,016	10,995,910
TRANSPORT EQUIPMENT	216,205	124,593	91,612	557,790	423,124	226,278
OFFICE EQUIPMENT	0	0	0	0	0	0
COMPUTER EQUIPMENT	0	0	0	0	0	0
OTHER	35,352	18,350	17,002	0	0	17,002
DEPRECIABLES TOTAL	**9,033,612**	**2,204,242**	**6,829,370**	**16,944,754**	**10,131,827**	**13,642,297**
NOT DEPRECIATION ASSETS						
GROUNDS	47,597	0	47,597	429,618	0	477,215
CONSTRUCTIONS IN PROCESS	677,673	0	677,673	0	0	677,673
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**725,270**	**0**	**725,270**	**429,618**	**0**	**1,154,888**
TOTAL	**9,758,882**	**2,204,242**	**7,554,640**	**17,374,372**	**10,131,827**	**14,797,185**

STOCK EXCHANGE CODE: **KIMBER**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
OTHER FINANCIAL ENTITIES																
BBVA BANCOMER	31/08/2003	8.85	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	15/08/2009	2.14	0	0	0	12,058	12,058	12,058	12,058	42,201	0	0	0	0	0	0
BONO	01/08/2009	9.33	0	0	0	0	0	0	0	0	0	0	0	0	0	2 255 000
TEACHERS INSURANCE	15/09/2005	8.68	0	0	0	0	0	0	0	0	0	0	0	0	451,000	0
PRIVATE PLACEMENT	15/12/2002	9.09	0	0	0	0	0	0	0	0	225,500	0	0	0	0	0
DEUTSCHE BANK	30/05/2012	2.64	0	0	0	0	0	0	0	0	11,176	0	19,725	19,725	19,725	128 214
CITIBANK	23/02/2008	2.76	0	0	0	0	0	0	0	0	9,032	9,032	18,064	18,064	18,064	36 130
BANK OF AMERICA	30/09/2011	2.75	0	0	0	0	0	0	0	0	5,804	5,805	11,609	11,609	11,609	63 847
CHASE MANHATTAN BANK	15/04/2003	8.03	0	0	0	0	0	0	0	0	27,362	0	13,681	0	0	0
SOCIETE GENERALE	15/07/2002	3.54	0	0	0	0	0	0	0	0	12,641	0	0	0	0	0
CITIBANK	23/02/2005	5.06	0	0	0	0	0	0	0	0	2,870	2,870	5,740	5,740	0	0
SOCIETE GENERALE	16/09/2002	3 50	0	0	0	0	0	0	0	0	8,404	0	0	0	0	0
CITIBANK	15/12/2003	2.67	0	0	0	0	0	0	0	0	8,856	0	6,856	0	0	0
ABN-AMRO BANK	13/05/2002	7.18	0	0	0	0	0	0	0	0	8,779	0	0	0	0	0
CITIBANK	15/12/2003	3.33	0	0	0	0	0	0	0	0	1,804	0	1,804	0	0	0
TOTAL BANKS			0	1,000,000	0	12,058	12,058	12,058	12,058	42,201	320,228	17,707	77,479	55,138	500,398	2,483,191
LISTED IN THE MEXICAN STOCK EXCHANGE																
UNSECURED DEBT																
0			0	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			0	0	0	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORES																
VARIOS			672,932	0	0	0	0	0	0	0	634,587	0	0	0	0	0
TOTAL SUPPLIERS			672,932	0	0	0	0	0	0	0	634,587	0	0	0	0	0

STOCK EXCHANGE CODE: **KIMBER**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
VARIOS			3,346,111	0	558	0	0	0	0	0	47,372	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**3,346,111**	**0**	**558**	**0**	**0**	**0**	**0**	**0**	**47,372**	**0**	**0**	**0**	**0**	**0**
			4,019,043	**1,000,000**	**558**	**12,058**	**12,058**	**12,058**	**12,058**	**42,201**	**1,002,187**	**17,707**	**77,479**	**55,138**	**500,398**	**2,483,191**

NOTES

LOS CREDITOS SON EN DOLARES AMERICANOS Y SE USO $ 9.02 POR UN DÓLAR.

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **1** YEAR: **2002**

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	17,344	157,678	0	0	157,678
OTHER	1,873	17,142	0	0	17,142
TOTAL	**19,217**	**174,820**			**174,820**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	67,227	615,098	0	0	615,098
INVESTMENTS	6,844	62,630	0	0	62,630
OTHER	24,824	227,232	0	0	227,232
TOTAL	**98,895**	**904,960**			**904,960**
NET BALANCE	**(79,678)**	**(730,140)**			**(730,140)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**165,156**	**1,489,707**	0	0	**1,489,707**
LIABILITIES POSITION	**468,635**	**4,227,091**			**4,227,091**
SHORT TERM LIABILITIES POSITION	114,469	1,032,510	0	0	1,032,510
LONG TERM LIABILITIES POSITION	354,166	3,194,581	0	0	3,194,581
NET BALANCE	**(303,479)**	**(2,737,384)**			**(2,737,384)**

NOTES

EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSION DE LA POSICION EN MONEDA EXTRANJERA ES DE $ 9.02 POR UN DÓLAR.

LAS CIFRAS EN PESOS DE LOS INGRESOS Y EGRESOS ESTAN EXPRESADAS A VALORES HISTORICOS.

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **1** YEAR: **2002**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7 **CONSOLIDATED**
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	6,028,356	8,403,558	2,375,202	0.92	21,926
FEBRUARY	5,893,018	8,252,822	2,359,804	0.00	(1,517)
MARCH	5,550,117	9,910,925	4,360,808	0.51	22,306
ACTUALIZATION:	0	0	0	0.00	90
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**42,805**

NOTES

DEBIDO A QUE EL SISTEMA NO ACEPTA NUMEROS NEGATIVOS, EN EL MES DE FEBRERO SE LE ESTA DANDO VALOR CERO A LA INFLACION, YA QUE SE TUVO INFLACION NEGATIVA DE 0.06.

STOCK EXCHANGE CODE: **KIMBER**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

QUARTER: **1** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICA

ACTUAL SITUATION OF FINANCIAL LIMITED
NO APLICA

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **1** YEAR: **2002**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA BAJIO	PROD.CONS.Y PAPEL PARA ESCRITURA E IMPRESION	0	0
PLANTA NAUCALPAN	PROD.CONS.Y PAPEL PARA ESCRITURA E INSTITUCIONAL	0	0
PLANTA ORIZABA	PROD.CONSUMIDOR, PAPEL PARA IMPRESION Y PULPA	0	0
PLANTA RAMOS ARIZPE	PROD.AL CONSUMIDOR	0	0
PLANTA TLAXCALA	PROD.AL CONSUMIDOR	0	0
PLANTA PROSEDE	PROD.AL CONSUMIDOR	0	0
PLANTA ECATEPEC	PROD.AL CONSUMIDOR	0	0
PLANTA TEXMELUCAN	PROD.INSTITUCIONALES	0	0
PLANTA SAN RAFAEL	PAPEL PARA ESCRITURA E IMPRESION	0	0
PLANTA MORELIA	PROD.CONSUMIDOR Y PAPEL PARA IMPRESION	0	0

NOTES

LA CAPACIDAD INSTALADA Y EL PORCENTAJE DE UTILIZACION VARIA SEGUN LA PRODUCCION.

STOCK EXCHANGE CODE: **KIMBER**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

QUARTER: **1** YEAR: **2002**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
POLIETILENO	NEPSA, PEMSA,CONVEREXPORT				
QUIMICOS	NATIONAL,QUIMICA HERCULES				
CART. Y CORRUGADOS	ATENQUIQUE, LA CONTINENTAL				
SOSA Y CLORO	IQISA, PENWALT				
MADERA	EJIDOS Y ASERRADEROS				
FIBRA DE BAGAZO	INGENIOS AZUCAREROS				
FIBRA PARA RECICLAR	BODEGAS ESTRELLA, RECYCLE, REPAKSA				
		CELULOSA DE MADERA	GEORGIA PACIFIC, IFP, ARACRUZ		
		FIBRA P/RECICLAR Y RECICLADA	ACCO WASTE, SMURFIT RECYCLING		
		POLIACRILATO DE SODIO	DOW, ITOCHU, TOMEN		
		FIBRA DE POLIPROPILENO	ES FIBERVISION,KOSA		

NOTES

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PROD. AL CONSUMIDOR				2,789,643			
PAPEL Y EDUCACIONAL				723,249			
TOTAL				3,512,892			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
INFORMACION TOTAL				158,132			
T O T A L				158,132			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** — 6,224,772

Number of shares Outstanding at the Date of the NFEA: (Units) — 1,302,508,816

☐ ARE THE FIGURES FISCALLY AUDITED?　☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF MARZO OF 2002

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF MARZO OF 2002 — 6,310,309

Number of shares Outstanding at the Date of the NFEA: (Units) — 1,290,585,350

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **2000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

STOCK EXCHANGE CO KIMBER QUARTER: 1 YEAR: 2002

RAZON SOCIAL: **KIMBERLY - CLARK DE MEXICO S.A DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** — 3,376,474

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 1,302,508,816

[ ] ARE FIGURES FISCALLY AUDITED? [X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
I	A , T	1,290,585,350.00	14/03/2002	41,217.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS:	2,558,174
+ DEDUCTED WORKER'S PROFIT SHA	194,041
- DETERMINED INCOME TAX:	248,882
- NON-DEDUCTABLES	28,732
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	2,474,601
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	9,286
NFER FROM THE PERIOD	2,478,582

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF MARZO OF 2002 — 3,381,302

Number of shares Outstanding at the Date of the NFEAR (Units) — 1,290,585,350

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

STOCK EXCHANGE CODE: **KIMBER**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		3	378,926,470	259,681,205	638,607,675		663	4,573
B		3	307,143,530	282,143,450		589,286,980	538	4,293
TOTAL			**686,070,000**	**541,824,655**	**638,607,675**	**589,286,980**	**1,201**	**8,866**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
1,227,894,655
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 5 ACCIONES DE LA SERIE A CORRESPONDEN A UN ADS
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A	89,931,496	28.15000	30.29000
B	49,781,845	26.91000	32.20000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **1** YEAR: **2002**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **31** **OF** **MARCH** **OF** **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

ING. CLAUDIO X. GONZALEZ LAPORTE
DIR. GRAL. Y PRESIDENTE DEL CONS. ADMON.

C.P. JORGE LARA FLORES
DIRECTOR DE FINANZAS

MEXICO, D.F., AT APRIL 18 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: KIMBER | FECHA: 18/04/200 16:10

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	KIMBERLY - CLARK DE MEXICO S.A DE C.V.
DO MICILIO:	JOSE LUIS LAGRANGE 103 3° PISO
COLONIA:	LOS MORALES POLANCO
C. POSTAL:	11510
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	52 82 73 00
FAX:	52 82 72 72
E-MAIL:	rpayne@kcc.com
DIRECCION DE INTERNET:	www.kimberly-clark.com.mx

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	KCM810226DEA
DOMICILIO	JOSE LUIS LAGRANGE 103 3° PISO
COLONIA:	LOS MORALES POLANCO
C. POSTAL:	11510
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	LIC. ROBERT PAYNE MCDERMENT
DOMICILIO:	JOSE LUIS LAGRANGE 103 2° PISO
COLONIA:	LOS MORALES POLANCO
C. POSTAL:	11510
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	52 82 72 04
FAX:	52 82 73 82
E-MAIL:	rpayne@kcc.com

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE:	ING. CLAUDIO X. GONZALEZ LAPORTE
DOMICILIO:	JOSE LUIS LAGRANGE 103 4° PISO
COLONIA:	LOS MORALES POLANCO
C. POSTAL:	11510
CIUDAD Y ESTADO:	MEXICO, D.F.
TELEFONO:	52 82 73 08
FAX:	52 82 73 48
E-MAIL:	marcela.ortiz@kcc.com

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. CLAUDIO X. GONZALEZ LAPORTE
DOMICILIO:	JOSE LUIS LAGRANGE 103 4° PISO
COLONIA:	LOS MORALES POLANCO
C. POSTAL:	11510

CLAVE DE COTIZACION: KIMBER FECHA: 18/04/200 16:10

CIUDAD Y ESTADO: MEXICO, D.F.
TELEFONO: 52 82 73 08
FAX: 52 82 73 48
E-MAIL: marcela.ortiz@kcc.com

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. JORGE LARA FLORES
DOMICILIO: JOSE LUIS LAGRANGE 103 2° PISO
COLONIA: LOS MORALES POLANCO
C. POSTAL: 11510
CIUDAD Y ESTADO: MEXICO, D.F.
TELEFONO: 52 82 72 07
FAX: 52 82 73 42 52 82 72 18 EXT. 7207
E-MAIL: jorge.lara@kcc.com

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. JORGE LARA FLORES
DOMICILIO: JOSE LUIS LAGRANGE 103 2° PISO
COLONIA: LOS MORALES POLANCO
C. POSTAL: 11510
CIUDAD Y ESTADO: MEXICO, D.F.
TELEFONO: 52 82 72 07
FAX: 52 82 73 42 52 82 72 18 EXT. 7207
E-MAIL: jorge.lara@kcc.com

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: CONTRALOR FINANCIERO
NOMBRE: C.P. FERNANDO VERGARA ROSALES
DOMICILIO: JOSE LUIS LAGRANGE 103 3° PISO
COLONIA: LOS MORALES POLANCO
C. POSTAL: 11510
CIUDAD Y ESTADO: MEXICO, D.F.
TELEFONO: 52 82 72 34
FAX: 52 82 73 71
E-MAIL: fvergara@kcc.com

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: SUBDIRECTOR DE ASUNTOS JURIDICOS
NOMBRE: LIC. HUMBERTO ESCOTO SUBIRAN
DOMICILIO: JOSE LUIS LAGRANGE 103 4° PISO
COLONIA: LOS MORALES POLANCO
C. POSTAL: 11510
CIUDAD Y ESTADO: MEXICO, D.F.
TELEFONO: 52 82 72 39
FAX: 52 82 72 72
E-MAIL: hescoto@kcc.com

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: SECRETARIO DEL CONSEJO DE ADMINISTRACION

CLAVE DE COTIZACION: KIMBER　　　　FECHA: 18/04/200 16:10

NOMBRE:	LIC. ALBERTO DE LA PARRA ZAVALA
DOMICILIO:	CAMPOS ELISEOS 345 2° PISO
COLONIA:	CHAPULTEPEC POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO, D.F.
TELEFONO:	52 79 54 23 52 79 54 00
FAX:	52 81 39 55 52 80 62 26
E-MAIL:	adelaparra@s-s.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	SUBDIRECTOR DE FINANZAS
NOMBRE:	LIC. ROBERT PAYNE MCDERMENT
DOMICILIO:	JOSE LUIS LAGRANGE 103 2° PISO
COLONIA:	LOS MORALES POLANCO
C. POSTAL:	11510
CIUDAD Y ESTADO:	MEXICO, D.F.
TELEFONO:	52 82 72 04
FAX:	52 82 73 82
E-MAIL:	rpayne@kcc.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. JORGE LARA FLORES
DOMICILIO:	JOSE LUIS LAGRANGE 103 2° PISO
COLONIA:	LOS MORALES POLANCO
C. POSTAL:	11510
CIUDAD Y ESTADO:	MEXICO, D.F.
TELEFONO:	52 82 72 07
FAX:	52 82 73 42 52 82 72 18 EXT. 7207
E-MAIL:	jorge.lara@kcc.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. JORGE LARA FLORES
DOMICILIO:	JOSE LUIS LAGRANGE 103 2° PISO
COLONIA:	LOS MORALES POLANCO
C. POSTAL:	11510
CIUDAD Y ESTADO:	MEXICO, D.F.
TELEFONO:	52 82 72 07
FAX:	52 82 73 42 52 82 72 18 EXT. 7207
E-MAIL:	jorge.lara@kcc.com